

April 6, 2018

David R. Koos
Chief Executive Officer
Zander Therapeutics, Inc.
4700 Spring Street, Suite 304
La Mesa, California 91942

> **Re: Zander Therapeutics, Inc**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 20, 2018**
> **File No. 333-220790**

Dear Mr. Koos:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 28, 2018 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed March 20, 2018

Cover Page

1. We note your response to our prior comment 1; however, we do not agree the existing cover page and summary disclosure you reference addresses the comment, as it does not quantify the number of shares held by common and preferred shareholders for which each will be entitled to receive one share of common stock in the distribution. Please revise to disclose this number on the cover page and in the prospectus summary.

Prospectus Summary, page 6

2.      We note your added disclosure on page 6 in response to our prior comment 3. However, it appears that where you reference the Investigational New Animal Drug (INAD) application in your added disclosure, you are referring to the New Animal Drug Application (NADA).  Please revise accordingly, or advise.

Relationship between ENTB and the Company subsequent to the Distribution, page 7

3.      We note your revisions in response to our prior comment 5. However, it does not appear you have accounted for the fact that Zander management will receive a portion of the shares in the distribution.  For example, based on the Form 10-K filed by Entest Group, Inc. on November 30, 2017, it appears that David Koos owns a significant percentage of the capital stock of Entest Group, Inc., which means he will receive a significant percentage of the 3,000,000 shares of the company to be distributed.  Please further revise your disclosure regarding the percentage of shares Entest Group, Inc. and Zander management will own and control following the distribution to include the amount of shares members of Zander management will receive in the distribution.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, page 94

4.      As previously requested in our prior comment 2 of our letter dated February 28, 2018 regarding your valuation of the company for purposes of stock compensation, please revise this section as well as the similar presentations in your footnotes to clearly label your total after the reduction of debt as the portion of the enterprise value attributable to shareholders.  Without this clarification, your current subtotal of "Enterprise Value" before the reduction of "Total Debt" could be confusing to readers.

   You may contact Jacob Luxenburg at 202-551-2339 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters.  Please contact Irene Paik at 202-551-6553 or Mary Beth Breslin at 202-551-3625 with any other questions.

                                                Division of Corporation Finance
                                                Office of Healthcare & Insurance

cc: Joseph Vaini